Press Release

Lizhan Environmental Corporation (NasdaqGM: LZEN) Reports
Fiscal Year 2010 Results

2010 Net Income Increased Almost 200% to $8.2 Million or to $0.74 per Share

ZHEJIANG, CHINA - (February 1, 2011) - Lizhan Environmental Corporation ("Lizhan" or the "Company") (Nasdq:LZEN - News), a China-based supplier of synthetic leather and other fabrics manufactured from recycled leather waste, among other materials, announced today its fiscal year 2010 results for the year ended September 30, 2010 and filed its annual report on Form 20-F with the U.S. Securities and Exchange Commission.

2010 Financial Highlights
✓	2010 net income increased 199.7% to $8.2 million from $2.7 million in 2009 and revenue increased 114.3% to $46.3 million from $21.6 million
✓	2010 gross profit increased 201.2% to $11.3 million
✓	2010 operating income increased 264.6% to $8.4 million
✓	2010 basic and fully diluted earnings per share increased to $0.74

Full Year Ended September 30, 2010 Financial Results
Revenue and Net Income
The revenue in fiscal year 2010 was $46.3 million, up $24.7 million from $21.6 million in 2009, representing a significant improvement of 114.3% and net income increased 199.7% from $2.7 million to $8.2 million. The Company has experienced substantial growth since it launched commercial production in November 2007. In 2009, the Company launched the production and sales of recycled leather flocked fabric products, which are higher margin and environmentally friendly products that are consist of fabrics that are flocked with recycled leather powder to improve the texture of the fabric. This product accounted for 54.3% and 73.9% of our overall revenue in fiscal years 2009 and 2010, respectively, and the gross margin of this product has increased to 28% from 19%. The Company recently completed the construction of its Evergreen Product facility, which has the design capacity to produce 6.4 million meters of fabrics annually. As of September 30, 2010, the original facility had the design capacity to produce 15 million meters of fabrics annually.

The Company recently completed the testing of a new “Green” product line which uses a new leather processing technology utilizing leather scrapes to generate a new class of reconstituted leather derived from natural fibers, which we refer to as Evergreen Products. The Evergreen Products do not contain any adhesive and are resistant to fire, tearing and cracking and have better vapor permeability and handling. Pre-sale orders have been received for yards of material from 5 customers, which orders are subject to the customers’ inspection of and the satisfaction with the quality of the products and other customary conditions.  The Company expects to begin mass production in mid-February. In addition, the Company plans to launch mass production of the second of its Evergreen Product production lines by May 2011, provided that there is sufficient demand for our Evergreen Products at that time and there are no delays in the installation of the production line or the testing or mass production.

Lizhan expects its new Evergreen Products will generate even higher selling prices and profit margins than its current product offerings.

Gross Profit and Gross Profit Margin
Gross profit for the year ended September 30, 2010 increased 201.2% to $11.3 million, from $3.7 million for the same period in 2009. The increase was primarily attributable to increased sales and change of product mix. For the year ended September 30, 2010 and 2009, the Company’s gross profit margin was 24.3% and 17.3%, respectively. The rise of gross profit margin in 2010 is due to the maturity of production technique for recycled leather flocked product, which resulted in increased product yield and decreased costs.

Research and Development Expenses
Research and development expenses totaled $136,398 for the year ended September 30, 2010, as compared to $64,991 for 2009, an increase of 109.9%. This increase was attributable to the payment of salaries and related expenses to additional employees during the year ended September 30, 2010, as the Company expanded the size of its research and development staff efforts during that time.

Selling and Marketing Expenses
Selling and marketing expenses totaled $634,544 for the year ended September 30, 2010, as compared to $322,133 for the year ended September 30, 2009, an increase of 97.0%. This increase was attributable primarily to increased advertising and promotion activities, staffing costs and other costs relating to selling and marketing activities.

Balance Sheet and Cash Flow Statement
As of September 30, 2009, the Company had $2.6 million in cash and cash equivalents and stockholder’s equity was $18.3 million. The Company generated $7.6 million in cash, from operating activities in 2010, compared to $474K in 2009. Cash used in investing activities was $15.7 million in 2010, up $13.5 million from $2.2 million in 2009 primarily because of costs related to the construction of our recently completed Evergreen Product facility and purchase of equipment for Evergreen Products. Cash from financing activities was $9.9 million in 2010.  As of September 30, 2010, the Company maintained short-term working capital facilities of $14.7 million with various banks in China.

CEO Comments
In commenting on the 2010 results, Mr. Jianfeng Liu, Chief Executive Officer of Lizhan commented, “The momentum that we have achieved in driving our business model is clearly a reflection of the exceptional year experienced operationally and financially by the Company in 2010.  Major initiatives were also taken during the year that will lay the foundation for significant expected growth in 2011 and beyond.”

“Our record revenues in 2010, outstanding margins and profit, all are reflections of our success in addressing our customers’ needs, making the necessary investment in our research and development, increasing market penetration both domestically and internationally, and most importantly, enhancing the quality of our products. ”

Mr Liu added, “We are gratified to see the continued sales growth of our recycled leather flocked fabric products. Our present efforts to complete the preparation of the production process for our new Evergreen product line expands our commitment to provide “cutting-edge”, environmentally-friendly product innovations that provide value and quality to our customers.  In order to ensure the necessary resources for our growth, the Company proudly became a publicly listed Company on Nasdaq in November of 2010, subsequent to our 2010 year end. This listing enabled the Company to raise funds in the U.S. capital markets which we intend to use for a portion of the financing of our second Evergreen Product production line by May 2011, and to establish a diverse base of investors in the Company.  We have initiated an investor relations program in order to make the Company more known in the U.S. market in the coming months.”

“I want to personally wish our employees, their families, and our shareholders much health and prosperity in the coming New Year and thank you all for your support.”

FINANCIAL INFORMATION 2010 AND 2009

For the Year Ended September 30,
	2010 (Audited)	2009 (Audited)
Net Sales	$46,321,225	$21,612,541
Cost of sales	(35,042,898)	(17,868,408)
Gross profit	11,278,327	3,744,133
Operating expenses
General and administrative expenses	(2,110,506)	(1,053,752)
Research and development expenses	(136,398)	(64,991)
Selling and marketing expenses	(634,544)	(322,133)
Total Operating Expenses	(2,881,448)	(1,440,876)
Operating income	8,396,879	2,303,257
Other income and (expense):
Other income	1,139,445	610,548
Exchange loss	(49,788)	(24,963)
Interest income	26,721	19,972
Interest expense	(300,609)	(166,186)
Other expenses, net	(142,419)	(11,330)
Total other income (expenses), net	673,350	428,041
Income/before income taxes	9,070,229	2,731,298
Income tax expenses	(912,249)	—
Net income	8,157,980	2,731,298
Net loss attributable to non—controlling interest	28,127	—
Net income attributable to the Company	8,186,107	2,731,298
Other comprehensive income (loss)
Foreign currency translation adjustment	422,497	(6,026)
Less: Foreign currency translation adjustments attributable to non—controlling interest	(1,906)	—
Comprehensive Income	$8,606,698	$2,725,272
Earnings per common share — Basic and fully diluted	$0.74	$0.25

Balance Sheet Data (at end of year)	September 30,
(in U.S. Dollars)	2010	2009
	Audited	Audited
Cash and cash equivalents	$2,597,366	$864,162
Total current assets	18,127,675	11,400,067
Total other assets	26,558,839	9,526,249
Total assets	44,686,514	20,926,316

Total liabilities	26,341,222	12,803,407
Total stockholders’ equity	18,345,292	8,122,909
Total liabilities and stockholders’ equity	$44,686,514	$20,926,316

About Lizhan Environmental Corporation
Lizhan Environmental Corporation manufactures, distributes and markets environmentally-friendly synthetic leather and other fabrics from recycled leather waste, among other materials. The Company's products are mainly used in furniture, garments and other consumer applications.

Safe Harbor Statements
This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's registration statement on Form F-1, as amended. Some of risks inherent in an investment in our company include, but are not limited to, our limited operation history, our need to maintain sufficient levels of liquidity and working capitals, the potential need to reduce our expansion plans, price inflation in the PRC, difficulties in developing and selling our new Evergreen Products, seasonal patterns in our business, protection of our intellectual property and the risk of infringing the intellectual property of others, customer decisions to discontinue purchasing our products, and restrictions imposed by Chinese regulations, including every policies.  All information provided in this press release is as of February 1 2011. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:
Corporate Contact:	Investor Relations Contact:
Lizhan Environmental Corporation	Cooper Global Communications
Angell Chang	Richard Cooper
Chief Financial Officer	Email: rcooper@cooperglobalcommunications.com
Silvia Liu, Secretary of the Board	Sabrina Zhang
Phone: +86 573 8862 268	Email: szhang@cooperglobalcommunications.com
Email: ir@lezncorp.com	Phone: (212) 317-1400
Web: http://www.lezncorp.com